S E M I ANNUA L R E PORT ON P E R FORMANCE AN D OUTLOOK
A special meeting of shareholders of the fund was held on
November 11, 2004.
At the meeting, each of the nominees for Trustees was elected, as follows:
      Votes				Votes
      for					withheld
Jameson A. Baxter 		8,707,090 				474,934
Charles B. Curtis 		8,700,325				481,699
Myra R. Drucker 		8,690,770 				491,254
Charles E. Haldeman, Jr. 8,683,718 				498,306
John A. Hill 			8,692,010 				490,014
Ronald J. Jackson 		8,711,217 				470,807
Paul L. Joskow 			8,710,188 				471,836
Elizabeth T. Kennan 		8,696,695 				485,329
John H. Mullin, III 		8,689,394 				492,630
Robert E. Patterson 		8,699,297 				482,727
George Putnam, III 		8,687,314 				494,710
A.J.C. Smith 			8,708,294 				473,730
W. Thomas Stephens 		8,693,521 				488,503
Richard B. Worley 		8,672,730 				509,294

A proposal to amend the funds fundamental investment restriction with respect to borrowing to allow the fund the investment flexibility permitted by the Investment Company Act was adjourned.*

A proposal to amend the funds fundamental investment restriction with respect to making loans to enhance the funds ability to participate in an interfund borrowing and lending program was adjourned.*

A proposal to amend the funds fundamental investment restriction with respect to diversification of investments to enhance the funds ability to invest in registered investment companies such as Putnam Prime Money Market Fund was adjourned.*

A proposal to amend the funds Agreement and Declaration of Trust to permit the fund to satisfy redemption requests other than in cash was adjourned.*


*Since sufficient votes in favor of this proposal were not received as of November 11, 2004, the shareholder meeting with respect to this proposal has been adjourned until no later than January 10, 2005 to permit further solicitation in the Trustees discretion.
All tabulations are rounded to the nearest whole number.